
03027232

OMB APPROVAL
OMB Number: 32135-0327
Expires: January 31, 2005
Estimated average burden hours per response...0.10

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

Exhibit Index On Page 3.

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

THE IT GROUP, INC. — Exact name of registrant as specified in charter

0000731190 — Registrant CIK Number

FORM 8-K (dated July 14, 2003) — Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-09037 — SEC file number, if available

____
Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Monroeville, State of Pennsylvania, July 16, 2003.

THE IT GROUP, INC.
(Registrant)

By: 
Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

Page No.

Exhibit

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	:	Chapter 11
The IT Group, Inc., et al.,	:	Case No. 02-10118 (MFW)
	:	Jointly Administered
Debtors.	:	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM MARCH 29, 2003 THROUGH MAY 2, 2003

PLEASE TAKE NOTICE that on July 14, 2003, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. et al., for the period from March 29, 2003 through May 2, 2003 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was

4

transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
July 14, 2003

<u>/s/ Marion M. Quirk</u>
Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

\- and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and
Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period March 29, 2003 thru May 2, 2003

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	: Chapter 11
The IT Group, Inc., et al.,	: Case No. 02-10118 (MFW)
Debtors.	: Jointly Administered

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD MARCH 29, 2003 THROUGH MAY 2, 2003 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated statement of income and balance sheet. The bank reconciliations of the debtors are substantially completed as of May 2, 2003. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
July 11, 2003



Harry J. Soose, Jr.
Senior Vice President
COO & CFO

C:\My Documents\TrusteeReports\affidavit-050203.doc

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
MAY 2, 2003

	03/28/03	Reclass/ Prior Period Adjustments	April Activity	05/02/03
Current Assets:				
Cash	57,484,077	-	(714,617)	56,769,460
Accounts receivable	-	-	-	-
Allowance for doubtful accounts	-	-	-	-
Deferred income taxes	-	-	-	-
Other receivables	1,942,253	-	(254,522)	1,687,731
Prepaid expenses and other current assets	25,686,071	-	2,014,717	27,700,788
Total current assets	85,112,401	-	1,045,578	86,157,979
Property, plant and equipment at cost	6,797	-	-	6,797
Accumulated depreciation and amortization	(995)	-	(142)	(1,137)
Net property, plant and equipment	5,802	-	(142)	5,660
Cost in excess of net assets of acquired businesses	-	-	-	-
Investments in affiliate	224,333	-	-	224,333
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	-		-	-
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	85,342,536	-	1,045,436	86,387,972
Current Liabilities (Prepetition)				
Accounts payable-unsecured	42,637,869	-	-	42,637,869
Accrued wages and related liabilities-unsecured	8,676,838	-	-	8,676,838
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	32,549,975	-	-	32,549,975
Long-term debt due within 1 year-unsecured	257,483,539	-	-	257,483,539
Long-term debt due within 1 year-secured	490,643,788	-	-	490,643,788
Current Liabilities (Post Petition)				
Accounts payable-unsecured	61,849	-	(61,849)	-
Accrued wages and related liabilities-unsecured	3,799,499	-	(54,430)	3,745,069
Billings in excess of revenues-unsecured	-	-	-	-
Other accrued liabilities-unsecured	12,451,582	-	(1,136,305)	11,315,277
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	-	-	-	-
Long-term debt due within 1 year-secured	-	-	-	-
Current liabilities of discontinued operations	416,640	-	40,252	456,892
Total current liabilities	880,728,965	-	(1,212,332)	879,516,633
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	885,137,238	-	(1,212,332)	883,924,906
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-		352,365,701
Retained earnings (deficit)	(1,153,645,901)	-	2,257,768	(1,151,388,133)
Cumulative translation adj.	-	-	-	-
Total stockholders' equity	(799,794,702)	-	2,257,768	(797,536,934)
Total liabilities and stockholders' equity	85,342,536	-	1,045,436	86,387,972
	-	-	-	-

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
MARCH 29, 2003 THRU MAY 2, 2003

Revenues	26,738
Cost and expenses:	
Cost of revenues	28,534
Selling, general and administrative expense	465,204
Total cost and expenses	493,738
Operating income/(loss)	(467,000)
Unrealized gain/(loss) on stock held for sale	2,674,138
Interest income, net	50,630
Net income/(loss) before income taxes	2,257,768

7/11/03
1:35 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of May 2, 2003

Days Aged	Balance
0 - 30	456,892
31 - 60	-
61 - 90	-
Over 90	42,637,869
Balance G/L	43,094,761

Pre Petition	42,637,869
Post Petition	456,892
	43,094,761

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of May 2, 2003
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	-
Prior Period Adjustments	-
+ Amounts billed during the period	-
- Amounts collected during the period	-
Total Accounts Receivable at the end of the reporting period	-

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	-
61 - 90 days past due	-
91+ days past due	-
A/R not aged	-
Retainage	-
Total Accounts Receivable	-
Amounts considered uncollectible (Bad Debt)	-
Accounts Receivable (Net)	-

DEBTOR QUESTIONNAIRE

Must be completed each month	**Yes**	**No**
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		**X**
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		**X**
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	**X**	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	**X**	

7/11/03
1:35 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
May 2, 2003

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	05/02/03 PER BALANCE SHEET
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	109,496
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	954,798
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	47,167,558
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	3,696,126
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	2,000
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,398,424
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,539,016
1230	02-10118	454345	State Street Bank and Trust Co. Boston, MA	Restricted Cash Sovereign	378,299
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	507,803
Non-debtor Cash					7,940
					56,769,460

In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	April 2003 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 57,271	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable/Other Receivables	1,347	251,632
Loans and Advances	-	-
Sale of Assets (d)	5	69,253
Other (Reimbursements from Shaw)	48	19,914
DIP Draw & (Repayment)	-	50,000
Total Receipts	1,400	390,799
Disbursements		
Net Payroll & Benefits	(175)	(89,434)
Payroll Taxes	(32)	(34,122)
Sales, Use, and Other Taxes	(11)	(977)
Operating Expenses	(72)	(160,585)
Rental & Leases	-	(14,019)
Insurance	(1)	(7,852)
Administrative & Selling	(32)	(6,181)
Sale of Assets	-	-
Other (Attach List)	-	(17,678)
Professional Fees (b)	(1,792)	(21,396)
U.S. Trustee Fees	(27)	(215)
Court Costs	-	-
Total Disbursements (c)	(2,142)	(352,459)
Net Cash Flow (Receipts Less Disbursements)	$ (742)	$ 38,340
Cash - End of Month	$ 56,529	$ 56,529

Total Disbursements	$ (2,142)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (2,142)

(a) April actual includes cash flow activity from April 1, 2003 through April 30, 2003.
(b) Professional fees include $24,310.50 to the Bayard Firm on 4/30/03, $159,796.96, $217,724.11, and $325,020.60 to Skadden Arps on 4/2/03, 4/23/03, and 4/30/03, $88,328.04 and $140,518.80 to Kroll Zolfo Cooper on 4/23/03 and 4/30/03, $55,034.77, $55,217.35, and $110,798.00 to Jefferson Wells on 4/2/03, 4/9/03, and 4/30/03, and $134,237.96 and $375,515.84 to *White & Case on 4/9/03 and 4/30/03.*
(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of IT Corporation *had no or de minimis disbursements.*
(d) Deposit related to the sale of Organic Waste Technologies (H.K.) Ltd.

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Timothy R. Pohl, Esq.
Skadden, Arps, Slate, Meagher
& Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher
& Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Klett Rooney Lieber & Schorling
The Brandywine Building
1000 West Street
Suite 1410
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O.
Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)

Miscellaneous:

02-10118-MFW The IT Group, Inc.

U.S. Bankruptcy Court

District of Delaware

Notice of Electronic Filing

The following transaction was received from Quirk, Marion M. entered on 7/14/2003 at 11:18 AM EDT and filed on 7/14/2003

Case Name: The IT Group, Inc.
Case Number: 02-10118-MFW
Document Number: 2960

Docket Text:
Debtor-In-Possession Monthly Operating Report for Filing Period March 29, 2003 through May 2, 2003 Filed by The IT Group, Inc. (Quirk, Marion)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: S:\BANKRUPTCY\ITG\MonthOpertReportMay.pdf
Electronic document Stamp:
[STAMP bkecfStamp_ID=983460418 [Date=7/14/2003] [FileNumber=1730536-0]
[45ba722c7b1f8d0b7e621abef51cbc38a183372b15263c419f6ecbac6462883e7950
6ad087d062e0badc1aa815b05d0863072775926ee784369da835ecce2ef5]]

02-10118-MFW Notice will be electronically mailed to:

Elihu Ezekiel Allinson III bankruptcy@pacdelaware.com

Julia Melville Andrew jandrew@oag.state.md.us,

Michael W. Arrington marrington@pnglaw.com

Elio Battista battista@blankrome.com

Christopher R. Belmonte cbelmonte@ssbb.com, pbosswick@ssbb.com

Ian Connor Bifferato bankruptcy@bbglaw.com

Karen C Bifferato kcb@cblhlaw.com

Joseph J. Bodnar jbodnar@monlaw.com

William Pierce Bowden wbowden@ashby-geddes.com;rxza@ashby-geddes.com

18

Kay Diebel Brock kay.brock@oag.state.tx.us,